NOTICE OF EXEMPT SOLICITATION

NAME OF THE REGISTRANT:
Exxon Mobil Corporation

NAME OF PERSON RELYING ON EXEMPTION:
New York State Common Retirement Fund

ADDRESS OF PERSON RELYING ON EXEMPTION:
Office of the New York State Comptroller
Division of Legal Services
110 State Street, 14th Floor
Albany, NY 12236

Written material:

NEWS

From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Matt Sweeney, Office of the Comptroller, 212-383-1388
Chris Le Marquand, Church of England, +44 2078981682

For release: Immediately, May 23, 2016

      SHAREHOLDERS TO EXXON: IT'S TIME TO ADDRESS CLIMATE CHANGE

On May 25, at ExxonMobil's annual shareholders' meeting, New York State Comptroller Thomas P. DiNapoli and the Church of England - supported by more than 60 institutional investors - will urge the company to address climate change risk. At the meeting, ExxonMobil's board of directors will hear directly from major shareholders who want the company to assess and report on how its business model will adjust to the worldwide effort to limit climate change.

"Combating climate change presents risks and opportunities that ExxonMobil needs to address," said DiNapoli, who is trustee of the New York State Common Retirement Fund. "We need to know if ExxonMobil is taking into account the growth of lower carbon economies and taking steps to protect the long-term value of our investments. Earlier this year, the company tried unsuccessfully to get the Securities and Exchange Commission to keep investors from voting on these important questions at the annual meeting. ExxonMobil's peers are stepping up to address climate risk, it's time they did so as well."

Edward Mason, the Head of Responsible Investment for the Church of England's investment fund said, "I am delighted investors will have the chance to vote on this motion at this week's annual meeting, in spite of ExxonMobil's best efforts to deny them that opportunity. With peers such as BP and Shell agreeing to report on climate risk, the company is in danger of being increasingly out-of-step with the mainstream on this issue."

Investors are asking ExxonMobil to assess the long-term business impact of the global effort to limit the rise in temperatures to 2 degrees Celsius or less. Specifically, shareholders want the company to examine how the 2-degree scenario would affect its oil and gas reserves, assuming a reduction in demand resulting from carbon restrictions. Two leading independent proxy advisors, ISS and Glass Lewis, support the proposal as do numerous institutional investors including CalPERS, the New York City Retirement Systems, and the Norwegian Government Pension Fund Global.

The Common Retirement Fund holds shares of ExxonMobil with an estimated value of $995.5 million.

TIMELINE OF THE SHAREHOLDER PROPOSAL

December 2015: The Fund and the Church of England file their proposal with ExxonMobil
January 2016: ExxonMobil seeks Securities and Exchange Commission approval to block the proposal from a vote of shareholders.
March 2016: The SEC rejects ExxonMobil's request.
April - May 2016: Dozens of major institutional investors, including CalPERS, the New York City Retirement Systems and the Norwegian Government Pension Fund Global announce their support for the proposal.
May 25: ExxonMobil annual shareholders meeting in Dallas, Texas.

SUPPORT FOR PROXY ACCESS
DiNapoli and the Common Retirement Fund are also supporting a complementary proposal at ExxonMobil's annual meeting that asks the company to give shareholders access to the director nomination process. DiNapoli believes implementing proxy access, a request submitted by the New York City Retirement Systems, would increase the board's accountability to investors and help prevent the rubber stamp re-election of nominees chosen by the board.

"The companies we invest in should be accountable and responsive to their large long-term investors," DiNapoli said. "Investors should have direct access to a company's proxy in order to nominate directors to the board."

ABOUT THE NEW YORK STATE COMMON RETIREMENT FUND
The New York State Common Retirement Fund is the third largest public pension fund in the United States, with $178.3 billion in assets under management as of December 31, 2015. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has a diversified portfolio of public and private equities, fixed income, real estate and alternative instruments.

ABOUT THE CHURCH OF ENGLAND
The Church of England's investment fund, the Church Commissioners, manages a fund of some 7 billion pounds, held mainly in a diversified portfolio including equities, real estate and alternative investment strategies. The Commissioners' work today supports the Church of England as a Christian presence in every community.

The annual objectives of the Church Commissioners include:
 - A return on investments of RPI +5%
 - Supporting poorer dioceses with ministry costs
 - Providing funds to support mission activities
 - Paying for bishops' ministry and some cathedral costs
 - Administering the legal framework for pastoral reorganization and settling the future of closed church buildings
 - Paying clergy pensions for service prior to 1998
 - Running the national payroll for serving and retired clergy

A copy of the latest Church Commissioners annual report can be found at: https://churchofengland.org/about-us/structure/churchcommissioners/ publications.aspx

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